August 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: David Orlic and David Manion

Re:	Portman Ridge Finance Corporation
Amendment to Form N-14, File No. 333-239920

Dear Messrs. Orlic and Manion:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Portman Ridge Finance Corporation (“PTMN”) hereby respectfully requests acceleration of the effective date of the above captioned Amended Form N-14 (the “Registration Statement”) so that it will become effective by 4:30 p.m., Eastern Time, on September 1, 2020 or as soon as practicable thereafter.

Very truly yours,

Portman Ridge Finance Corporation

By:	/s/ Edward U. Gilpin
Name: Edward U. Gilpin
Title: Chief Financial Officer